UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒                               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐                                  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number 0-14680

GENZYME CORPORATION 401(K) PLAN

(Full Title of the Plan)

GENZYME CORPORATION
500 Kendall Street
Cambridge, Massachusetts 02142
(617) 252-7500

(Name, address and telephone number of issuer of the securities held pursuant to the Plan)

Genzyme Corporation 401(k) Plan
Financial Statements and Supplemental Schedule Index

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	3
Notes to Financial Statements	4-11
Supplemental Schedule*:
Schedule of Assets (Held at End of Year) as of December 31, 2005	12
Signature	13
Exhibit Index	14

*                    Certain supplemental schedules required by section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Genzyme Corporation 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Genzyme Corporation 401(k) Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
June 28, 2006

Genzyme Corporation 401(k) Plan
Statements of Net Assets Available for Benefits
As of December 31, 2005 and 2004

	2005	2004
Assets
Investments, at fair value:
Registered investment companies, pooled separate accounts and guaranteed accounts	$280,933,634	$225,252,338
Genzyme Corporation Common Stock	45,952,576	36,238,767
Participant loans	4,221,598	3,723,016
Total investments	331,107,808	265,214,121
Receivables:
Employee contributions	1,926	343
Employer contributions	1,197,185	1,070,449
Accrued interest	—	122
Total receivables	1,199,111	1,070,914
Net assets available for benefits	$332,306,919	$266,285,035

The accompanying notes are an integral part of these financial statements.

Genzyme Corporation 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2005

2005
Additions to net assets attributed to:
Investment income:
Interest and dividend income	$3,356,335
Net appreciation in fair value of investments	20,989,137
Total investment income	24,345,472
Contributions:
Employee	34,893,450
Employer	14,782,170
Rollovers	4,516,744
Total contributions	54,192,364
Total additions	78,537,836
Deductions from net assets attributed to:
Benefit payments and withdrawals	(12,497,514)
Participant expenses	(18,438)
Total deductions	(12,515,952)
Increase in net assets available for benefits	66,021,884
Net assets available for benefits:
Beginning of year	266,285,035
End of year	$332,306,919

The accompanying notes are an integral part of these financial statements.

Genzyme Corporation 401(k) Plan
Notes to Financial Statements

A.                                    Plan Description

The following description of the Genzyme Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and Plan documents for a more complete description of the Plan’s provisions.

General

The Plan, a defined contribution plan pursuant to the authorization of Genzyme Corporation’s (“Genzyme”) Board of Directors (the “Genzyme Board”), was established effective January 1, 1988 to provide a long-range program of systematic savings for eligible employees (the “Participants”). The Plan was established and operates under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), which includes a qualified cash or deferred arrangement, as described in Section 401(k) of the Code, for the benefit of eligible employees of Genzyme. The Plan is subject to the provisions of ERISA. Employees of Genzyme and Genzyme’s wholly-owned subsidiaries in the United States of America are eligible to participate in the Plan if they are at least 21 years of age, and are scheduled to complete annually (or have completed within an applicable measuring year) 1,000 hours of service.

Plan Administration

The Plan is administered by the Genzyme Benefit Plans Committee (the “Committee”), the Plan Administrator as defined by ERISA. The Committee was established effective October 4, 2001 to replace its predecessor, the Genzyme 401(k) Committee. The Committee consists of at least three persons who are appointed by the Genzyme Board. The Committee has the authority to determine the eligibility of employees, interpret the Plan provisions and make final decisions in disputes involving the rights of any Participant’s interest in the Plan. The Committee, as the named ERISA fiduciary, also has the responsibility of selecting and monitoring the investment funds under the Plan.

The Genzyme Board retains the powers to amend or terminate the Plan and to perform all functions of a plan sponsor. The Compensation Committee of the Genzyme Board is authorized to perform any acts permitted or required to be performed by the Genzyme Board under the terms of the Plan. The Compensation Committee has delegated to the Committee its authority to adopt certain amendments to the Plan.

Prudential Retirement Insurance and Annuity Company (“Prudential”) is the trustee, custodian and record keeper of the Plan.

Plan Amendments

The Committee amended the Plan on:

•       October 6, 2005, effective January 1, 2006, to amend Articles VI and VIII of the Plan to increase Genzyme’s matching contribution (see Employer Contributions below) and to fully vest all matching employer contributions effective as of January 1, 2006 (see Vesting below);

•       December 22, 2005, effective on the acquisition dates of certain companies acquired by Genzyme, to amend Article I of the Plan to give years of service credit for all purposes of the Plan except for purposes of eligibility and participation, to employees of these acquired companies. Additionally, this amendment to Article I clarifies “Years of Service” of each employee of certain acquired companies, to include the time employed at the acquisition date; and

•       March 1, 2006, effective as of October 1, 2005, to amend Articles I and IV to clarify the authority of the Committee.

Participants should refer to the Summary Plan Description for a more complete description of these amendments.

Investment Options

The following participant-directed investment options were available to Participants during 2005:

•        Prudential Separate Accounts:

- The Dryden S&P 500 Index Fund;

- The Templeton Foreign Account(1);

- The Janus Fund(2);

- The Small Cap Value/Perkins Wolf McDonnell Fund(1);

- The Small Cap Growth/Times Square Fund;

- The Lazard International Equity Account(1);

- The Core Bond/BSAM Fund (managed by Bear Stearns Asset Management)(1);

- The Large Cap Value Fund (sub-advised by Wellington Management)(1);

- The Mid Cap Value Fund (sub-advised by Wellington Management)(1); and

- The Mid Cap Growth/Artisan Partners Fund(1).

•        Guaranteed Accounts:

- The Guaranteed Income Fund (“GIF”); and

- The Guaranteed Securities Separate Account (“GSSA”)(1).

•        The Putnam Voyager Fund(2);

•        The Fidelity Puritan Fund;

•        The Emerald Growth Fund(1);

•        The Heritage Mid Cap Stock Fund;

•        The Growth Fund of America; and

•        Genzyme Corporation Common Stock(3).

Reallocation of account balances among participant-directed investment options can be requested and processed on a daily basis.

(1)             Effective March 1, 2006, these funds were eliminated from the Plan. Any amounts that remained in these funds as of that date were reallocated, at the direction of each Participant, to other funds in the Plan.

(2)             Effective August 1, 2005, the Janus Fund and the Putnam Voyager Fund were eliminated from the Plan. Any amounts that remained in these funds as of that date were reallocated, at the direction of each Participant, to other funds in the Plan.

(3)             Contributions directed by Participants for investment in Genzyme Corporation Common Stock may be invested in short-term investments until the purchase of the shares of stock can be completed.

Effective March 1, 2006, the following participant-directed investment options were added to the Plan:

•       PIMCO Total Return Admin Fund;

•       Large Cap Value/LSV Asset Management Fund;

•       Mid Cap Value/CRM Fund;

•       Thornburg International Value Fund; and

•       Wells Fargo Advantage Small Cap Value Z Fund.

Employee Contributions

The Plan is a defined contribution plan. Eligible employees may elect, through salary reduction agreements, to have up to 18%, or a maximum of $14,000, (adjusted under such regulations as may be issued from time to time by the U.S. Secretary of the Treasury) of their eligible compensation (as defined by the Plan) contributed on a pre-tax basis to the Plan each year on their behalf. Participants who are age 50 or older by December 31, 2005 may make catch-up contributions to the Plan, subject to annual limits. For 2005, the catch-up limit was $4,000. This amount will be increased by $1,000 each year until 2006, when the maximum catch-up limit will be $5,000. After 2006, the catch-up limit of $5,000 will be subject to adjustment for cost of living increases (as determined by the U.S. Secretary of  the Treasury). Catch-up contributions are not eligible for matching contributions. Changes in withholding percentages are permitted on a pay period to pay period basis. New employees with funds held under a previous employer’s qualified plan are permitted to invest such funds into the Plan. These investments are classified as “rollovers” on the accompanying statement of changes in net assets available for benefits. A Participant’s salary reduction contribution for a plan year may be further limited by the administration rules of the Code if the Participant is considered to be a highly compensated employee within the meaning of the Code.

Employer Contributions

Genzyme, as the employer, makes bi-weekly matching contributions equal to 100% of the elective contributions made to the Plan by the Participant to the extent that such elective contributions do not exceed 2% of the Participant’s eligible compensation for such pay period, and 50% of the amount of elective contributions made to the Plan by the Participant to the extent such elective contributions exceed 2%, but do not exceed 6%, of the Participant’s eligible compensation for such pay period. Genzyme’s contributions were $14,782,170 for the year ended December 31, 2005.

Participants may invest their contributions in increments determined at their own discretion. Employer contributions from Genzyme are invested as directed by the Participants. If a Participant does not provide direction with respect to the investment of the Participant’s contributions, that Participant’s contributions will automatically be invested in the GSSA.

On October 6, 2005, effective January 1, 2006, Article VI of the Plan was amended to increase Genzyme’s matching contributions to 100% of the elective contributions made to the Plan by the Participant to the extent that such elective contributions do not exceed 4% of the Participant’s eligible compensation for such pay period, and 50% of the amount of elective contributions made to the Plan by the Participant to the extent such elective contributions exceed 4%, but do not exceed 6%.

Participant and Forfeited Accounts

An individual account is maintained for each of the Plan’s Participants to reflect the Participant’s share of the Plan’s investment income, the employer’s matching employer contributions from Genzyme and the Participant’s contributions. Investment income or loss is allocated based on the balances of the Participants’ individual accounts, based on the funds in which the accounts are invested. Forfeitures are used to reduce future employer matching contributions from Genzyme. Forfeited, non-vested matching accounts used to reduce employer contributions from Genzyme during the year ended December 31, 2005 were $407,737. At December 31, 2005, forfeited accounts totaled $275,449, all of which remain available to offset future employer contributions.

Vesting

Effective June 18, 2000, the Plan was amended to implement a four-year vesting schedule for matching employer contributions from Genzyme for employees hired after that date, with 20% vesting for service of less than one year, 40% vesting upon one year of service and 20% vesting for each year of  service thereafter. However, any individual who was an employee of Genzyme on June 18, 2000 is 100% vested in all of his accounts under the Plan (including his employer matching contribution account), and any individual who was 100% vested in his accounts under the Genzyme Surgical Products Corporation Savings and Investment Plan on September 1, 2000, and thereafter becomes a Participant in the Plan, is 100% vested in his accounts under the Plan (including his employer matching contribution account).  Participants become fully vested in their employer matching contribution account if they retire on or after the Plan’s normal retirement age, become permanently or totally disabled while employed, or die while employed.

On October 6, 2005, effective January 1, 2006, Article VIII of the Plan was amended to remove the vesting requirement for all matching employer contributions. As a result, effective January 1, 2006, any Participant who was an employee on January 1, 2006 became fully vested in all of his accounts and any employee hired after January 1, 2006 who participated is fully vested. Participants who were no longer employees as of January 1, 2006 did not and will not become fully vested unless:

•       the Participant is rehired (subject to certain restrictions);

•       Genzyme or one of its subsidiaries terminates its participation in the Plan, or permanently discontinues its contributions to the Plan, and the Participant is employed by that employer (or in certain circumstances formerly employed by that employer); or

•       the Plan is fully terminated.

Benefits and Withdrawals

Benefits are distributable from the Plan upon the Participant’s (1) retirement from employment on or after he has attained age 65, (2) termination of employment by reason of his disability (as determined by the United States Social Security Administration), (3) severance of employment, or (4) death. In addition, in-service withdrawals of elective contributions may be made by a Participant who incurs a hardship (as defined in the Plan), and a Participant may obtain an in-service withdrawal of all or a portion of any rollover contributions he has made to the Plan and, upon attaining age 59½, all or a portion of his vested accounts under the Plan. Distributions from the Plan are made in the form of a lump-sum payment. This lump-sum payment includes cash and, at the Participant’s election, may include some or all of the Participant’s holdings of Genzyme Corporation Common Stock.

Loans to Participants

Participants may obtain a loan from the Plan collateralized by one-half of the Participant’s vested interest in the Plan. No loan may exceed the lesser of one half of the vested interest of a Participant or $50,000, and each loan must be at least $1,000. Repayment of loans is made in equal installments through payroll deductions over a term generally not to exceed five years. However, if the Participant is obtaining the loan to purchase a principal residence, a longer repayment period may be allowed. The maximum repayment period for a loan used to purchase a principal residence is specified as 20 years, and is required to be repaid before the Participant’s normal retirement date. Loan transactions are treated as net interfund transfers to or from investment funds, and from or to the Participant loan fund, as applicable. All loans bear interest at the prime rate as posted in the monthly rates section of the Wall Street Journal, unless the Committee determines that a different rate is to be used for a loan or a class of loans. The interest rates on loans outstanding as of December 31, 2005 ranged between 4.0% and 11.0%. As repayments are made, both principle and interest are added back to the investment funds in which the Participant’s account is invested.

The Plan had Participant loans outstanding of $4,221,598 at December 31, 2005 and $3,723,016 at December 31, 2004. Outstanding Participant loans are classified as participant-directed investments on the accompanying statements of net assets available for benefits.

B.                                    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under accounting principles generally accepted in the United States of America using the accrual method of accounting.

Investment Valuation and Income Recognition

Units of participation in the Prudential separate accounts are valued at the net asset value of units as reported to the Plan by Prudential, and are generally based on the closing sale price of the underlying securities on the last business day of the plan year, which approximates fair value. Investments in the guaranteed accounts are generally benefit responsive and are stated at contract value, which approximates fair value. The Fidelity Puritan Fund, The Emerald Growth Fund, The Heritage Mid Cap Stock Fund and The Growth Fund of America are stated at fair value based on each fund’s reported net asset value on the last business day of the plan year. Genzyme Corporation Common Stock is stated at fair value based on the quoted end of day closing price on the Nasdaq National Market on the last business day of the plan year. Participant loans are valued at cost plus accrued interest, which approximates market value.

Purchases and sales of securities are reflected on a trade-date basis. Gain or loss on sales of investments is based on average cost. The Plan presents the net appreciation or depreciation in the fair value of its investments in the statement of changes in net assets available for benefits, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Interest income is recorded, as earned, on an accrual basis. Dividend income is recorded on the ex-dividend date.

Contributions and Benefit Payments

Employee contributions and matching employer contributions are recorded in the period the payroll deductions are made. Benefits are recorded when paid.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for  benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ materially from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, pooled separate accounts, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities can occur in the near term and that such changes could materially affect participant account balances, the amounts reported in the statement of net assets available for benefits, and the amounts reported in the statement of changes in net assets available for benefits.

Recent Accounting Pronouncement

On December 29, 2005, the Financial Accounting Standards Board, or FASB, released FASB Staff Position Nos. AAG

INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” collectively referred to as the FSP, which clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements issued for periods ending after December 15, 2006.

The Committee intends to adopt the FSP in the Plan’s financial statements for the year ended December 31, 2006. The effect of the FSP on the Plan’s financial statements is expected to be enhanced financial statement presentation and disclosure requirements, including the following:

•       benefit-responsive investment contracts (investments in bank collective investment funds that hold benefit-responsive investment contracts) will be presented at fair value on the statement of net assets available for plan benefits;

•       the amount representing the difference between fair value and contract value of the investment contracts (or bank collective investment fund) shall be presented on the face of the statement of net assets available for benefits as a single amount, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value; and

•       the statement of changes in net assets available for benefits shall be prepared on a basis that reflects income credited to the Participants in the Plan and net appreciation or depreciation in the fair value of only those investment contracts that are not deemed to be fully benefit responsive.

C.                                    Investment Contract with Insurance Company

The Plan participates in a contract with Prudential via an investment in the GIF and the GSSA. Prudential commingles the assets of the GIF and GSSA with other assets. In certain instances when total distributions or transfers in the GIF and GSSA within a calendar year exceed pre-determined thresholds, transactions in the GIF and GSSA may face certain restrictions, in accordance with the contract terms. This could potentially result in the GIF and GSSA not being fully benefit responsive in certain instances. For the Plan’s investment in the GIF and GSSA, the Plan is credited with interest at the interest rate specified in the contract which was 3.45% for the year ended December 31, 2005 for the GIF and 3.40% for the year ended December 31, 2005 for the GSSA. As discussed in Note B., “Summary of Significant Accounting Policies—Investment Valuation and Income Recognition,” the GIF and GSSA are included in the financial statements at contract value which approximates fair value.

D.            Investments

The fair market value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2005	2004
Dryden S&P 500 Index Fund	$52,936,584	$47,598,688
Genzyme Corporation Common Stock	45,952,576	36,238,767
Fidelity Puritan Fund	35,283,422	31,434,761
Mid Cap Growth/Artisan Partners Fund	27,083,727	21,850,237
Growth Fund of America	24,806,260	N/A
Guaranteed Securities Separate Account	22,913,047	19,244,133
Small Cap Value/Perkins Wolf McDonnell	18,197,878	15,154,738
Guaranteed Income Fund	17,555,066	14,341,149

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) increased in value (including investment income and dividends) by $24,345,472 as follows:

Interest and dividend income:
Pooled separate accounts and guaranteed accounts	$1,179,011
Registered investment companies	1,984,566
Loan interest, net	192,758
Interest and dividend income	3,356,335
Net appreciation in fair value of investments:
Pooled separate accounts	10,876,914
Registered investment companies	1,998,611
Genzyme Corporation Common Stock	8,113,612
Net appreciation in fair value of investments	20,989,137
Total investment income	$24,345,472

E.                                      Qualification under the Internal Revenue Code

The IRS determined that the Plan and related trust were designed in accordance with applicable sections of the Code. The most recent favorable determination letter issued to the Plan is dated April 4, 2002.

The Plan has been amended since receiving the determination letter, in accordance with recent tax law changes, including the series of tax acts collectively known as GUST and the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). The Plan administrator and the Plan’s tax counsel believe that the Plan is designed in compliance with the applicable provisions of the Code and ERISA. They are also unaware of anything as to the operation of the Plan that would cause the Plan to not be in compliance with the applicable provisions of the Code and ERISA. Therefore, no provision for income taxes is required.

F.                                      Amendment or Termination of the Plan

Genzyme currently intends to continue the Plan, but reserves the right to terminate it at any time or amend it in any manner advisable. No amendment may adversely affect the nonforfeitable interests of the Participants in their accounts or permit the use or diversion of any part of the Plan other than for the exclusive benefit of the Participants or their beneficiaries (subject to Plan provisions permitting payment of fees and expenses). No merger, consolidation, or transfers of assets or liabilities of the Plan may reduce the Participant’s interest accrued to the date of the merger, consolidation, or transfer.

G.                                    Related Parties

Certain plan investments are separate accounts managed by Prudential. Prudential is the trustee, custodian and record keeper as defined by the Plan and, therefore, these transactions are deemed to be party-in-interest transactions. During the year ended December 31, 2005, the Plan paid Prudential a total of $18,438 of Participant expenses directly out of Participants’ accounts. These expenses consisted primarily of annual base fees, per Participant charges, transaction charges, and fees and commissions on the sale or purchase of common stock. Participant loans are also considered party-in-interest transactions.

During the year ended December 31, 2005, the Plan purchased shares of Genzyme Corporation Common Stock in the amount of $7,157,508, sold shares of Genzyme Corporation Common Stock in the amount of $5,591,199, had net investment appreciation of $8,113,612 and $7,911 of Participant expenses related to Genzyme Corporation Common Stock. The total value of the Plan’s investment in Genzyme Corporation Common Stock was $45,952,576 at December 31, 2005 and $36,238,767 at December 31, 2004

H.                                    Administrative Expenses

Except for Participant expenses, as described in Note G. above, expenses relating to the general administration of the Plan are paid by Genzyme, the Plan sponsor.

Genzyme Corporation 401(k) Plan
Schedule H, Item 4i
Schedule of Assets (Held at End of Year)
December 31, 2005

			Fair or
		Units/	Contract
Identity of Issue	Description of Investment	Shares	Value
*Prudential	Guaranteed Income Fund	452,312	$ 17,555,066

*Prudential	Dryden S&P 500 Index Fund	731,204	52,936,584

*Prudential	Templeton Foreign Account	734,635	15,533,220

*Prudential	Guaranteed Securities Separate Account	1,515,224	22,913,047

*Prudential	Small Cap Value/Perkins Wolf McDonnell Fund	729,290	18,197,878

*Prudential	Small Cap Growth/Times Square Fund	405,889	8,610,273

*Prudential	Lazard International Equity Account	300,112	6,450,646

*Prudential	Core Bond/BSAM Fund	735,849	10,584,544

*Prudential	Large Cap Value Fund/Wellington Management	915,215	11,864,140

*Prudential	Mid Cap Value Fund/Wellington Management	738,660	13,731,249

*Prudential	Mid Cap Growth/Artisan Partners Fund	2,421,015	27,083,727

Fidelity Investments	Fidelity Puritan Fund	1,883,792	35,283,422

Emerald Funds	Emerald Growth Fund	451,889	6,132,137

Heritage Funds	Heritage Mid Cap Stock Fund	340,627	9,251,441

American Funds	Growth Fund of America	808,548	24,806,260

*Genzyme Corporation	Common Stock	649,231	45,952,576

*Participant Loan Fund	Loans with interest rates between 4.00% and 11.00% maturing through 2025		4,221,598

	Total		$331,107,808

*                    Denotes party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Genzyme Corporation 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENZYME CORPORATION 401(k) PLAN

By:	Genzyme Benefit Plans Committee

Date: June 28, 2006	By:	/s/ Zoltan A. Csimma
Zoltan A. Csimma
Senior Vice President, Chief Human Resources
Officer of Genzyme Corporation and Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of PricewaterhouseCoopers LLP. Filed herewith.